Subject: Jupiter: Grab a limited, exclusive creator perk!

Email Body:

Hi [Name],

Your response for the Jupiter community round has been so overwhelmingly positive and our team is deeply grateful... Thank you!

For this community round, we really wanted to do something special for our creators. I didn't want to reveal anything prematurely, but we've now finally landed on something I think you'll find very exciting:

I'm happy to share some unique investing perks that are available to creators that invest a minimum of $500 with us. **Perks are now live**, but **they are limited** to the first few dozen creators who commit to our campaign. If you want in, you can claim yours now!

If you've been wanting to jump on a call with me, but haven't yet had the chance, there's a few spots that opened up in my calendar and I'd be happy to chat!

Best regards,
Chad Munroe
CEO, Jupiter

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